82-2740

BC FORM 51-901F

SCHEDULE A

03 DEC -5 AM 7:21

03037945

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2003

(Unaudited - Prepared by Management)

SUPPL

PROCESSED

DEC 15 2003

THOMSON FINANCIAL

dlw 12/5

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	September 30, 2003 $	December 31, 2002 $ *(Audited)*
ASSETS		
CURRENT ASSETS		
Cash	10,287	16,717
Amounts receivable and prepaids	946	63,009
	11,233	79,726
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	208,582	247,499
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	19,052,007	19,052,007
DEFICIT	(19,249,356)	(19,219,780)
	197,349	(167,773)
	11,233	79,726

APPROVED BY THE DIRECTORS

"Graeme Robinson" , Director

"Nick DeMare" , Director

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003 $	2002 $	2003 $	2002 $
REVENUE				
Oil and gas sales	-	19,461	-	63,080
EXPENSES				
Production	-	788	-	9,564
General and administrative	4,850	37,717	51,266	188,908
General exploration costs	-	(10)	-	4,474
Depreciation, depletion and impairment	-	2,027,347	-	6,714,122
	4,850	2,065,842	51,266	6,917,068
LOSS FROM OPERATIONS	(4,850)	(2,046,381)	(51,266)	(6,853,988)
MISCELLANEOUS INCOME	13	-	2,548	-
GAIN ON SALE OF MARKETABLE SECURITIES	-	-	-	5,421
FOREIGN EXCHANGE TRANSLATION	(533)	(48,373)	19,142	47,548
NET LOSS FOR THE PERIOD	(5,370)	(2,094,754)	(29,576)	(6,801,019)
DEFICIT - BEGINNING OF PERIOD	(19,243,986)	(15,111,812)	(19,219,780)	(10,405,547)
DEFICIT - END OF PERIOD	(19,249,356)	(17,206,566)	(19,249,356)	(17,206,566)
BASIC AND DILUTED LOSS PER SHARE	$(0.00)	$(1.19)	$(0.02)	$(3.86)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	1,763,463	1,763,063	1,763,463	1,760,663

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003 $	2002 $	2003 $	2002 $
CASH PROVIDED FROM (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	(5,370)	(2,094,754)	(29,576)	(6,801,019)
Add items not affecting cash				
Depreciation, depletion and impairment	-	2,027,347	-	6,714,122
Gain on sale of marketable securities	-	-	-	(5,421)
	(5,370)	(67,407)	(29,576)	(92,318)
Decrease (increase) in amounts receivable and prepaids	6,074	(54,253)	62,063	323,186
Increase (decrease) in amounts payable and accrued liabilities	4,943	(61,835)	(38,917)	(793)
	5,647	(183,495)	(6,430)	230,075
INVESTING ACTIVITIES				
Due to operator	-	197,235	-	(1,402,607)
Additions to resource properties	-	(45,004)	-	1,038,664
Proceeds on sale of marketable securities	-	-	-	21,001
	-	152,231	-	(342,942)
FINANCING ACTIVITIES				
Issuance of common shares	-	12,000	-	12,000
Share issue costs	-	-	-	-
	-	12,000	-	12,000
NET INCREASE (DECREASE) IN CASH FOR THE PERIOD	5,647	(19,264)	(6,430)	(100,867)
CASH - BEGINNING OF PERIOD	4,640	22,756	16,717	104,359
CASH - END OF PERIOD	10,287	3,492	10,287	3,492
SUPPLEMENTARY CASH FLOW INFORMATION:				
INTEREST PAID IN CASH	-	-	-	-
INCOME TAXES PAID IN CASH	-	-	-	-

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS AND GOING CONCERN

Kookaburra Resources Ltd. (the "Company") had been previously engaged in the exploration and development of natural resource properties. During 2002, the Company sold its remaining mineral property interest and wrote-off its net investment in its petroleum interests. As at September 30, 2003, the Company does not hold any resource property interests, and is continuing in its efforts to identify, evaluate and acquire potential resource properties.

As of September 30, 2003, the Company had a working capital deficiency of $197,349 and a deficit of $19,249,356. The Company is currently not generating cash flow from its operations to meet its ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations.

These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

KOOKABURRA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

(Unaudited - Prepared by Management)

3. RELATED PARTY TRANSACTIONS

(a) During the nine months ended September 30, 2003, the Company was billed $8,130 by a company owned by a director of the Company for professional services provided.

(b) As at September 30, 2003, US $110,000 for past services provided by the President of the Company and $43,071 for prior director fees remained outstanding and have been included in accounts payable and accrued liabilities.

(c) The Company has received cash advances from companies controlled by officers and directors of the Company for working capital purposes. The advances are non-interest bearing. As at September 30, 2003, $8,000 is outstanding and has been included in account payable and accrued liabilities.

4. SHARE CAPITAL

On October 1, 2003, the Company completed a consolidation of its share capital on a 1 new for 15 old basis and issued and outstanding share capital has been restated from 26,451,950 shares to 1,763,463 shares. The comparative common share balances have been adjusted accordingly.

KOOKABURRA RESOURCES LTD.

QUARTERLY REPORT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

1. GENERAL AND ADMINISTRATIVE

	$
Accounting and administration	8,130
Bank charges	508
Legal	6,538
Office	2,093
Professional fees	4,047
Regulatory fees	17,606
Shareholder costs	5,117
Transfer agent	7,227
	51,266

2. RELATED PARTY TRANSACTIONS

(a) During the nine months ended September 30, 2003, the Company was billed $8,130 by a company owned by a director of the Company for professional services provided.

(b) As at September 30, 2003, US $110,000 for past services provided by the President of the Company and $43,071 for prior director fees remained outstanding and have been included in accounts payable and accrued liabilities.

(c) The Company has received cash advances from companies controlled by officers and directors of the Company for working capital purposes. The advances are non-interest bearing. As at September 30, 2003, $8,000 is outstanding and has been included in account payable and accrued liabilities.

3.(a) NO SECURITIES WERE ISSUED DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2003

3.(b) NO OPTIONS WERE GRANTED DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2003

4.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2003

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	WPV	Unlimited	1,763,463(1)	$19,052,007

(1) Adjusted for the 15 old for 1 new share consolidation completed on October 1, 2003

KOOKABURRA RESOURCES LTD.

QUARTERLY REPORT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2003

Security	Number	Exercise Price Per Share	Expiry Date
Options	4,000 (1)	$3.00 (1)	Dec. 09, 2003
Options	38,000 (1)	$3.00 (1)	Mar. 05, 2004
Options	13,334 (1)	$3.00 (1)	Apr. 13, 2004
Options	80,000 (1)	$3.00 (1)	June 13, 2004
	135,334 (1)		

(1) Adjusted for the 15 old for 1 new share consolidation completed on October 1, 2003

There are no warrants are outstanding as at September 30, 2003

4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBER 30, 2003

There are no shares held in escrow or subject to pooling as at September 30, 2003.

5. LIST OF DIRECTORS AND OFFICERS AS AT SEPTEMBER 30, 2003

Directors:

Graeme Robinson
Nick DeMare
Don Rotherham

Officers:

Graeme Robinson, President

KOOKABURRA RESOURCES LTD.

QUARTERLY REPORT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

MANAGEMENT DISCUSSION AND ANALYSIS

Results of Operations

During fiscal 2002, the Company sold its remaining mineral property interest and wrote off its net investment in its petroleum interests. As at September 30, 2003, the Company does not hold any resource property interests.

During the nine months ended September 30, 2003, the Company reported a net loss of $29,576 ($0.02 per share) compared to a net loss of $6,801,019 ($3.86 per share) for the comparable 2002 period and reflects minimal corporate general and administrative costs incurred in 2003 due to a scale back of Company's activities.

Petroleum and natural gas revenues, and production costs during 2002 was attributable to the constrained production at the ELH #1 well. In addition, with the abandonment of its petroleum subsidiary at the end of November 2002, the Company ceased to record its petroleum activities.

Liquidity, Capital Resources and Outlook

As at September 30, 2003, the Company had a working capital deficiency of $197,349. Included in accounts payable and accrued liabilities is $192,693 of accounts payable due to directors and the President of the Company for past services rendered. These amounts will not be repaid until the Company is able to restructure its affairs, obtain financing and identify, negotiate and acquire business assets.

Effective June 9, 2003, the Company ceased trading on the TSX Exchange and commenced trading on the TSX Venture Exchange under the inactive designation. The Company is expected to complete a reactivation plan no later than June 9, 2004 and is required to achieve tier maintenance requirements no later than December 9, 2004.

On October 1, 2003, the Company received regulatory and shareholder approval to consolidate all of its authorized and issued common shares on a 15 old for 1 new basis. The comparative common share balances have been adjusted accordinglv.

Investor Relations Activities

The Company did not conduct any investor relations activities during the nine months ended September 30, 2003.